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                                                                      Exhibit 2


          PRECISION CASTPARTS CORP. AND WYMAN-GORDON REACH AGREEMENT ON THE SALE OF WYMAN-GORDON TO PRECISION CASTPARTS FOR $20 PER SHARE

    PORTLAND, Ore. and GRAFTON, Mass., May 17 /PRNewswire/ -- Precision Castparts Corp. (NYSE: PCP) and Wyman-Gordon Company (NYSE: WYG) today announced that Precision Castparts Corp. has agreed to acquire 100 percent of the outstanding shares of Wyman-Gordon in a cash transaction valued at approximately $825 million, including the assumption of $104 million of net debt.

    Through a wholly owned subsidiary, Precision Castparts Corp. (PCC) will commence a cash tender offer on or before May 21, 1999, to purchase all outstanding shares of Wyman-Gordon common stock for $20 per share. Following completion of the tender offer, Wyman-Gordon will become a wholly owned subsidiary of PCC through a cash merger at the same price. The tender offer will be conditioned upon the tender of at least two-thirds of the outstanding shares of Wyman-Gordon and certain other conditions, including compliance with the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

    PCC is the market leader in manufacturing both large, complex structural investment castings and airfoil castings used in jet aircraft engines, and has gained market share both in industrial gas turbine (IGT) and structural airframe castings in recent years. Wyman-Gordon is a market leader in high-quality, technologically advanced forgings and castings for the aerospace, energy, and industrial markets. PCC's acquisition of Wyman-Gordon, headquartered in Grafton, Massachusetts, creates a company that will be a key supplier of both castings and forgings for aircraft engine components. In addition, the acquisition will strengthen PCC's position in structural airframe, IGT, energy, and other industrial markets.

    PCC reported record sales of $1,471.9 million for the fiscal year ended March 28, 1999, with record net income of $103.3 million, or $4.22 per share (diluted). Wyman-Gordon's sales for fiscal 1998 were a record $752.9 million, with net income of $33.9 million, or $0.91 per share (diluted).

    "This strategic acquisition builds on PCC's traditional strengths in the aerospace industry," said William C. McCormick, chairman and chief executive officer of Precision Castparts Corp. "In addition, over the past five years, PCC has been growing through non-aerospace acquisitions in fluid management, industrial metalworking tools, and machines, pulp and paper, advanced metalforming technologies, tungsten carbide, and other metal products markets, as well as through the development of our core capabilities for the IGT and airframe markets. The acquisition of Wyman-Gordon will accelerate our expansion into these markets and enable us to heighten our reputation as a high-quality, cost-effective supplier.


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    "In addition to generating increased sales and establishing an even better aftermarket position, we expect to realize significant synergies over time," McCormick continued. "The transaction should be slightly dilutive to PCC's earnings in the first year, with generous opportunities for accretion in subsequent years, as the company realizes the full effect of the synergies."

    David P. Gruber, chairman and chief executive officer of Wyman-Gordon, stated, "The board of directors of Wyman-Gordon believes that PCC's offer represents an excellent opportunity for our shareholders. The board and management have sought to produce superior returns for our shareholders, and, with this agreement, we believe that we have achieved our goal. We are excited about joining forces with PCC, as the combination of our respective businesses should result in a stronger entity that will be able to capitalize on opportunities that we could not realize on our own. The combination of PCC and Wyman-Gordon will create the world's premier, high-technology, metals application company."

    The boards of both companies have approved the merger agreement and the tender offer. In addition, PCC plans to tender for the 8.0 percent senior notes of Wyman-Gordon. The entire transaction will be financed at closing by a fully underwritten credit facility.

    The Wyman-Gordon businesses will initially be operated as a separate PCC business and will report to William McCormick. PCC will continue to use the Wyman-Gordon name in connection with the forging business.

    Schroder & Co. Inc. is serving as financial advisor to Precision Castparts Corp., and Goldman, Sachs & Co. is serving as financial advisor to Wyman-Gordon.

    Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. Wyman-Gordon Company is a leader in forgings, investment castings, and composite structures.

   Part of this news release contains forward-looking statements that involve risks and uncertainties; actual results could differ materially from those projected in the forward-looking statements. The risks and uncertainties are detailed from time to time in the Precision Castparts Corp. and Wyman-Gordon Company reports filed with the Securities and Exchange Commission, including but not limited to both companies' 1998 annual reports and Form 10-Ks.

    This press release is available at no charge through PR Newswire's Company On-Call fax service. To retrieve it, call (800) 758-5804, extension 714025. Information is also available on the Internet at the PRN Web site--http://www.prnewswire.com.